Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Net loss before income taxes	$(77,942)	$(86,228)	$(37,712)	$(48,288)	$(32,576)
Plus: Fixed charges	715	879	812	1,051	1,036
Earnings, as defined	$(77,227)	$(86,349)	$(36,900)	$(47,237)	$(31,540)

Fixed Charges:
Interest expense on indebtedness	$7	$2	$14	$27	$26
Estimated interest component of rent expenses (1)	708	877	798	1,024	1,010
Total fixed charges	$715	$879	$812	$1,051	$1,036

Deficiency of earnings available to cover fixed charges (2)	$(77,942)	$(86,228)	$(37,712)	$(48,288)	$(32,576)

(1)          Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

(2)          Adjusted earnings, as described above, were insufficient to cover fixed charges in each year. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.